

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 11, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Richard W. Jackson
Chief Financial Officer
Parks! America, Inc.
3420 Ocean Park Boulevard, Suite 3000
Santa Monica CA 90405

> **Re:** **Parks! America, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-51254**

Dear Mr. Jackson:

We have reviewed your response dated February 2, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis

Results of Operations

1.  Please provide your proposed revised disclosure for the year ended December 31, 2007 as requested in our previous comment 6. Your revised disclosure should not only cite year over year changes, but also provide a discussion of the facts and circumstances contributing to each material change. Your current disclosure indicates only that the changes happened, and not the business reasons surrounding each change. Please revise.

2.  As a related matter, the disclosure provided for the three and nine month periods ended September 30, 2008 as compared to the same periods in 2007 is inadequate. You discuss changes in income statement line items, and attribute such changes to "increased business" or a similarly general explanation. The discussion of results of operations should fully and completely inform the investor of the facts and circumstances surrounding changes in results, not merely point out the amount and percent of such change. Please completely revise this section to address the above concerns. In your next response, please provide us with a draft of the three and nine month comparative disclosure so we can confirm your understanding of how these sections should be structured.

Financial Statements

Note 3. Long Term Debt

3.  We note that you have revised your disclosure to indicate that the $200,000 credit line "is available" in response to our previous comment 12. Please further revise this disclosure to indicate, if true, that the *entire* balance is available.

Note 5. Significant Transactions with Related Parties, page F-11

4.  You have not adequately responded to our previous comment 16. As such, we reissue the comment. Please tell us and revise your disclosure to indicate whether any of the counterparties to the no-interest loans are significant shareholders. In addition, please explain to us why APB 21 applies and why SAB Topic 5B does not apply.

5.  Further, please tell us how the loans to LEA Management, an entity owned by Larry Eastland, are compliant with Section 402 of the Sarbanes Oxley Act of 2002.

Specifically, Section 402 prohibits a public company and its subsidiaries from extending credit, or arranging for another entity to extend credit, in the form of a personal loan to any director or executive officer of the public company. Your response should include a discussion of the business operations of LEA Management, why the loans were extended, and detail the internal approval process leading the extension of these loans.

6. Finally, we note from your Form 10-Q for the quarterly period ended September 30, 2008 that that outstanding balance of receivables with related parties has continued to increase. Please provide us with the identities of the counterparties and corresponding receivable amounts of all related party loans at December 31, 2007 and as of the latest balance sheet date, September 30, 2008. Please also provide a brief explanation of the facts and circumstances surrounding your extension of credit to these individuals or entities. Your presentation should make clear how each entity or individual is related to you, and whether the entity is controlled by any of your officers or directors.

Note 6. Sale of Assets and Operations of Crossroads Convenience Center LLC

7. You have not appropriately responded to our previous comment 17. As such, we reissue the comment. Please tell us and revise your disclosure to indicate the gain or loss on each piece of the transaction, and how such amounts were determined. Please also indicate how you determined the period(s) in which to recognize such gain or loss.

8. You have not appropriately responded to our previous comment 18. The amounts contained in the tabular presentation in your response do not correspond to your statement of cash flows. As such, we reissue the comment. Please provide us with tabular calculations showing how you determined the amounts to be presented related to each transaction in the income statement and statement of cash flows. If your cash flow presentation of this transaction has changed from your original 10-KSB filed, and will be presented differently in your amended Form 10-K, please provide us with your revised statement of cash flows to expedite our review of your response.

Note 7 – Purchase of tempSERV Assets, Now Renamed Park Staffing Services. LLC, Page F-13

9. Confirm to us that you will revise the disclosure in the amended Form 10-K to be filed in response to our previous comment 20, and that the sale of the Park Staffing assets will be disclosed as a subsequent event.

10. As a related matter, please explain to us in detail in your response the facts and circumstance surrounding the decision to sell the Park Staffing assets back to the entity from whom they were acquired. Include in your response when the decision was made, how the sale price was determined, as well as economic factors affecting your decision. Please also include your calculation of the gain/(loss) on sale. Your response should include tabular presentation of both the consideration originally paid as well as that received on sale. We may have further comment on your response

11. Refer to our previous comment 21. Please revise to exclude any reference to the use of an independent appraiser, including specifically stating that you used an independent appraiser. You may either name such appraiser and file a consent, or you may completely eliminate the reference.

12. Refer to our previous comment 23. Given that your responses to our questions regarding contract terms and your associated revenue recognition policies indicate that you have no long term contracts, and each customer is essentially week-to-week, please justify the selection of five years as an amortization period for these "continuing contracts" or customer lists.

Item 8A. Disclosure Controls and Procedures, page 16

13. Refer to our previous comments 26 and 27. Please provide to us in your next response the draft revision of this section, incorporating both the Disclosure Controls and Procedures evaluation as well as the evaluation of Internal Control over Financial Reporting.


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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief